UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Unaudited Interim Condensed Consolidated Financial Statements for the three-and nine month periods ended September 30, 2021

2.	Earnings Release for Q3 2021

Item 1

Unaudited Interim

Condensed Consolidated

Financial Statements

For the three-and nine month periods ended September 30, 2021

October 28, 2021

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2021

Unaudited interim condensed consolidated statement of income for the three-and nine-month periods ended September 30, 2021

in millions of U.S. dollars except per share data	Notes	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Three months ended September 30, 2021	Three months ended September 30, 2020
Continuing Operations
Revenue	4	3,270	3,083	1,093	1,026
Cost of sales		(928)	(887)	(313)	(286)
Gross profit		2,343	2,196	780	740
Operating expenses		(1,193)	(1,101)	(400)	(369)
Depreciation		(640)	(660)	(212)	(217)
Amortization		(239)	(244)	(57)	(88)
Share of profit in the joint ventures in Guatemala and Honduras	7	185	101	56	22
Other operating income (expenses), net	14	(8)	31	29	9
Operating profit	4	447	323	197	97
Interest and other financial expenses	10	(389)	(457)	(112)	(141)
Interest and other financial income	10	22	8	17	1
Other non-operating (expenses) income, net	5	(37)	(147)	(20)	(10)
Profit (loss) from other joint ventures and associates, net	12	(38)	—	(35)	1
Profit (loss) before taxes from continuing operations		4	(272)	46	(53)
Tax (charge) credit, net		(84)	(48)	(42)	1
Profit (loss) from continuing operations		(80)	(320)	4	(51)
Profit (loss) from discontinued operations, net of tax		—	(9)	—	(8)
Net profit (loss) for the period		(81)	(329)	4	(59)

Attributable to:
Owners of the Company		(53)	(288)	5	(51)
Non-controlling interests		(28)	(40)	(1)	(9)

(Loss)/Earnings per common share for net profit/ (loss) attributable to the owners of the Company:
Basic and Diluted ($ per share) (i)	6	(0.52)	(2.85)	0.05	(0.50)
(i)	There are no dilutive potential ordinary shares

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

2

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2021

Unaudited interim condensed consolidated statement of comprehensive income for the three-and nine-month periods ended September 30, 2021

in millions of U.S. dollars	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Three months ended September 30, 2021	Three months ended September 30, 2020
Net profit (loss) for the period	(81)	(329)	4	(59)
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	(37)	(82)	(8)	(8)
Change in value of cash flow hedges, net of tax effects	13	(4)	3	2
Total comprehensive income (loss) for the period	(105)	(415)	(1)	(66)

Attributable to
Owners of the Company	(71)	(356)	1	(54)
Non-controlling interests	(34)	(59)	(2)	(11)

Total comprehensive income for the period arises from:
Continuing operations	(105)	(407)	—	(57)
Discontinued operations	—	(8)	—	(8)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

3

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2021

Unaudited interim condensed consolidated statement of financial position as at September 30, 2021

in millions of U.S. dollars	Notes	September 30, 2021	December 31, 2020
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	9	3,201	3,403
Property, plant and equipment, net	8	2,549	2,755
Right of use assets		805	895
Investments in joint ventures	7	2,596	2,642
Investments in associates		23	24
Contract costs, net		6	5
Deferred tax assets		207	197
Derivative financial instruments	13	21	27
Amounts due from non-controlling interests, associates and joint ventures	12	31	90
Other non-current assets		72	77
TOTAL NON-CURRENT ASSETS		9,511	10,114

CURRENT ASSETS
Inventories		55	37
Trade receivables, net		352	351
Contract assets, net		33	31
Amounts due from non-controlling interests, associates and joint ventures	12	51	206
Prepayments and accrued income		187	149
Current income tax assets		96	96
Supplier advances for capital expenditure		20	21
Equity investments	14	—	160
Other current assets		189	181
Restricted cash		183	199
Cash and cash equivalents		723	875
TOTAL CURRENT ASSETS		1,889	2,307
Assets held for sale		—	1
TOTAL ASSETS		11,400	12,422

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

4

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2021

Unaudited interim condensed consolidated statement of financial position as at September 30, 2021 (continued)

in millions of U.S. dollars	Notes	September 30, 2021	December 31, 2020
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		628	630
Treasury shares		(38)	(30)
Other reserves		(595)	(562)
Retained profits		2,023	2,365
Loss for the period / year attributable to equity holders		(53)	(344)
Equity attributable to owners of the Company		1,966	2,059
Non-controlling interests		179	215
TOTAL EQUITY		2,145	2,274

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	10	5,172	5,578
Lease liabilities	10	823	897
Derivative financial instruments	13	1	14
Amounts due to non-controlling interests, associates and joint ventures	12	1	29
Payables and accruals for capital expenditure		452	485
Provisions and other non-current liabilities		306	328
Deferred tax liabilities		202	209
TOTAL NON-CURRENT LIABILITIES		6,956	7,540

CURRENT LIABILITIES
Debt and financing	10	95	113
Lease liabilities	10	130	123
Put option liability	13	285	262
Derivative financial instruments		2	1
Payables and accruals for capital expenditure		279	345
Other trade payables		249	334
Amounts due to non-controlling interests, associates and joint ventures	12	150	311
Accrued interest and other expenses		474	445
Current income tax liabilities		87	71
Contract liabilities		88	90
Provisions and other current liabilities		461	511
TOTAL CURRENT LIABILITIES		2,299	2,608
TOTAL LIABILITIES		9,255	10,148
TOTAL EQUITY AND LIABILITIES		11,400	12,422

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

5

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2021

Unaudited interim condensed consolidated statement of cash flows for the nine-month period ended September 30, 2021

in millions of U.S. dollars	Notes	September 30, 2021	September 30, 2020
Cash flows from operating activities (including discontinued operations)
Profit (loss) before taxes from continuing operations		4	(272)
Profit (loss) before taxes from discontinued operations	4	—	(9)
Profit (loss) before taxes		3	(281)
Adjustments to reconcile to net cash:
Interest expense on leases		94	117
Interest expense on debt and other financing		295	340
Interest and other financial income		(22)	(8)
Adjustments for non-cash items:
Depreciation and amortization	4	879	904
Share of net profit in Guatemala and Honduras joint ventures		(185)	(101)
(Gain) on disposal and impairment of assets, net		8	(22)
Share based compensation		10	20
Loss from other joint ventures and associates, net	12	38	—
Other non-cash non-operating (income) expenses, net	5	37	147
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(128)	(90)
Decrease (increase) in inventories		(20)	(18)
Increase (decrease) in trade and other payables, net		(37)	35
Increase (decrease) in contract assets, liabilities and costs, net		(2)	7
Total changes in working capital		(187)	(66)
Interest paid on leases		(109)	(111)
Interest paid on debt and other financing		(269)	(313)
Interest received		2	8
Taxes paid		(79)	(108)
Net cash provided by operating activities		516	525
Cash flows from (used in) investing activities (including discontinued operations):
Acquisition of subsidiaries, joint ventures and associates, net of cash acquired		—	3
Proceeds from disposal of subsidiaries and associates, net of cash disposed		18	10
Purchase of intangible assets and licenses	9	(132)	(201)
Purchase of property, plant and equipment	8	(479)	(440)
Proceeds from sale of property, plant and equipment	8	6	6
Proceeds from disposal of equity investments, net of costs	14	163	91
Dividends and dividend advances received from joint ventures	7	13	67
Cash (used in) provided by other investing activities, net		17	19
Net cash used in investing activities		(395)	(446)

6

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2021

Unaudited interim condensed consolidated statement of cash flows for the nine-month period ended September 30, 2021 (continued)

Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	10	247	810
Repayment of debt and other financing	10	(580)	(783)
Loan repayment from (advance to) joint venture	12	193	—
Lease capital repayment		(90)	(83)
Advances and dividends paid to non-controlling interests		(6)	(5)
Share repurchase program		(28)	(10)
Net cash provided by (used in) financing activities		(265)	(71)
Exchange impact on cash and cash equivalents, net		(9)	(28)
Net (decrease) increase in cash and cash equivalents		(152)	(20)
Cash and cash equivalents at the beginning of the year		875	1,164
Cash and cash equivalents at the end of the period/year		723	1,144

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

7

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2021

Unaudited interim condensed consolidated statements of changes in equity for the nine-month periods ended September 30, 2021 and September 30, 2020

in millions of U.S. dollars	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
Balance on December 31, 2019	101,739	(581)	153	480	(51)	2,372	(544)	2,410	271	2,680
Total comprehensive income for the period	—	—	—	—	—	(288)	(66)	(355)	(59)	(414)
Dividends to non controlling interests	—	—	—	—	—	—	—	—	(5)	(5)
Purchase of treasury shares (ii)	—	(467)	—	—	(19)	3	—	(16)	—	(16)
Share based compensation	—	—	—	—	—	—	19	19	1	20
Issuance of shares under share-based payment schemes	—	521	—	(2)	40	(11)	(26)	1	—	1
Balance on September 30, 2020	101,739	(526)	153	478	(30)	2,076	(617)	2,059	207	2,266

Balance on December 31, 2020	101,739	(526)	153	478	(30)	2,020	(562)	2,059	215	2,274
Total comprehensive income for the period	—	—	—	—	—	(53)	(19)	(71)	(34)	(105)
Dividends to non controlling interests	—	—	—	—	—	—	—	—	(3)	(3)
Purchase of treasury shares (ii)	—	(842)	—	—	(34)	2	—	(32)	—	(32)
Share based compensation	—	—	—	—	—	—	9	9	1	10
Issuance of shares under share-based payment schemes	—	453	—	(2)	26	2	(25)	1	—	1
Balance on September 30, 2021	101,739	(915)	153	476	(38)	1,971	(595)	1,966	179	2,145
(i)	Retained profits – includes profit for the period attributable to equity holders, of which at September 30, 2021, $333 million (2020: $305 million) are not distributable to equity holders.

(ii)	During the nine-month period ended September 30, 2021, in connection with the Group's share repurchase program, Millicom repurchased 739,438 shares (2020:350,000 shares) for a total amount of $28 million (2020: $10 million) and withheld approximately 102,000 shares (2020: 117,000 shares) for settlement of tax obligations on behalf of employees under share-based compensation plans.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

8

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2021

Notes to the unaudited interim condensed consolidated statements

1. GENERAL

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom provides high speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO.

On October 27, 2021, the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance.

2. SUMMARY OF ACCOUNTING POLICIES

I.	Basis of presentation

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars ($) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union ("EU"). In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB and in conformity with IFRS as adopted by the EU. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the December 31, 2020 consolidated financial statements, except for the changes described below.

We have made rounding adjustments to reach some of the figures included in these unaudited interim condensed consolidated financial statements. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in these unaudited interim condensed consolidated financial statements.

II.	COVID-19 - Qualitative and quantitative assessment on business activities, financial situation and economic performance

Impact on Millicom's markets and business

During the first nine months of 2021, economic activity continued to recover in our markets, as most countries continued to ease lockdowns implemented at the beginning of the pandemic, and remittances from the U.S. to Central America sustained double-digit growth year-on-year. Meanwhile, vaccination rates improved to above 50% in Panama, El Salvador and Costa Rica but remained below 20% in Nicaragua. Some countries experienced spikes in the number of COVID cases during the quarter, but governments generally refrained from imposing strict lockdowns, choosing instead to use curfews or voluntary quarantine programs, which had a negligible effect on commercial activity.

As of September 30, 2021, and for the nine-month period ended September 30, 2021, management did not identify any significant adverse accounting effects as a result of the pandemic.

9

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2021

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

III.	New and amended IFRS standards

The following changes to standards have been adopted by the Group and did not have any significant impact on the Group’s accounting policies or disclosures and did not require retrospective adjustments:

•	Amendment to IFRS 16, 'Leases' - COVID 19 Rent Concessions - effective for annual periods starting on June 1, 2020. While the Group has implemented this amendment already in 2020, the IASB (in March 2021) extended its initial application beyond June 30, 2021, by one additional year.

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Interest Rate Benchmark Reform - Phase 2 - effective for annual periods starting on January 1, 2021. The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate.

Main reliefs provided by the Phase 2 amendments relate to:

•	Changes to contractual cash flows: That is, when changing the basis for determining contractual cash flows for financial assets and liabilities required by the reform this will not result in an immediate gain or loss in the income statement but in an update of the effective interest rate (or an update in the discount rate to remeasure the lease liability as a result of the IBOR reform), and;

•	Hedge accounting: That is, allowing hedge relationships that are directly affected by the reform to continue, though additional ineffectiveness might need to be recorded.

The following changes to standards not yet effective are not expected to materially affect the Group:

•	Amendments effective for annual periods starting on January 1, 2022:

◦	IFRS 3 'Business Combinations' - Reference to Conceptual Framework.

◦	IAS 16 'Property, Plant and Equipment' - Proceeds before intended use.

◦	IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' - Cost of fulfilling a contract.

◦	Annual improvements to IFRS Standards 2018-2020, affecting IFRS 1, IFRS 9, IFRS 16 and IAS 41.

•	Amendments effective for annual periods starting on January 1, 2023 (not yet endorsed by the EU):

◦	Amendments to IAS 1, 'Presentation of Financial Statements' : These amendments clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability. The IASB also issued 'Disclosure of Accounting Policies' with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements.

◦	IFRS 17, ‘Insurance contracts’, including amendments.

◦	IAS 8, 'Accounting Policies, Changes in Accounting Estimates and Errors' - Definition of accounting estimates.

The following changes to standards are effective for annual periods starting on January 1, 2023 (not yet endorsed by the EU) and their potential impact on the Group consolidated financial statements is currently being assessed by Management:

◦	Amendments to IAS 12, 'Income Taxes: Deferred tax related to Assets and liabilities arising from a Single Transaction' - These amendments clarify that the initial recognition exception does not apply to the initial recognition of leases and decommissioning obligations. These amendments apply prospectively to transitions that occur on or after the beginning of the earliest comparative period presented. In addition, an entity should apply the amendments for the first time by recognising deferred tax for all temporary differences related to leases and decommissioning obligations at the beginning of the earliest comparative period presented.

10

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2021

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

There were no material acquisitions or disposals during the nine-month periods ended September 30, 2021 and 2020. Refer to note 16 for details related to the Ghana disposal.

11

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2021

4. SEGMENT INFORMATION

Management determines operating and reportable segments based on information used by the chief operating decision maker (CODM) to make strategic and operational decisions from both a business and geographic perspective. The Group’s risks and rates of return are predominantly affected by operating in different geographical regions. The Group has businesses in two main regions: Latin America (“Latam”) and Africa. Millicom is allocating corporate costs to each segment based on their contribution to underlying revenue, and only non-recurring costs - such as M&A related costs-, remain as unallocated. The Latam figures below include Honduras and Guatemala as if they are fully consolidated by the Group, as this reflects the way management reviews and uses internally reported information to make decisions. The joint venture in Ghana is not reported as if fully consolidated. Refer to note 16 for details related to the Ghana disposal.

Revenue, operating profit (loss), EBITDA and other segment information for the nine-month periods ended September 30, 2021 and 2020, are as follows:

Nine months ended September 30, 2021 (in millions of U.S. dollars)	Latin America	Africa	Unallocated	Guatemala and Honduras(vii)	Eliminations and Transfers	Total
Mobile revenue	2,509	257	—	(1,136)	—	1,630
Cable and other fixed services revenue	1,697	7	—	(270)	(1)	1,432
Other revenue	52	—	—	(7)	(1)	44
Service revenue (i)	4,258	264	—	(1,413)	(3)	3,107
Telephone and equipment and other revenue (i)	365	—	—	(201)	—	164
Revenue	4,623	264	—	(1,614)	(3)	3,270
Operating profit (loss)	740	24	(20)	(482)	185	447
Add back:
Depreciation and amortization	1,145	63	9	(338)	—	879
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(185)	(185)
Other operating income (expenses), net	(4)	—	12	—	—	8
EBITDA (ii)	1,881	87	2	(820)	—	1,149
EBITDA from discontinued operations	—	—	—	—	—	—
EBITDA incl discontinued operations	1,881	87	2	(820)	—	1,149
Capital expenditure (iii)	(737)	(30)	(9)	196	—	(580)
Changes in working capital and others (iv)	(164)	13	(4)	(22)	—	(177)
Taxes paid	(178)	(16)	(5)	119	—	(80)
Operating free cash flow (v)	802	54	(16)	(527)	—	313
Total Assets (vi)	12,301	868	3,651	(4,659)	(762)	11,400
Total Liabilities	7,898	917	2,890	(1,666)	(784)	9,255

12

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2021

4. SEGMENT INFORMATION (Continued)

Nine months ended September 30, 2020 (in millions of U.S. dollars)	Latin America	Africa	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total
Mobile revenue	2,383	263	—	(1,078)	—	1,568
Cable and other fixed services revenue	1,558	6	(1)	(222)	—	1,341
Other revenue	43	1	(1)	(5)	—	38
Service revenue (i)	3,984	269	(2)	(1,304)	—	2,947
Telephone and equipment revenue (i)	326	—	—	(190)	—	136
Revenue	4,309	269	(2)	(1,494)	—	3,083
Operating profit (loss)	565	23	11	(377)	101	323
Add back:
Depreciation and amortization	1,170	67	8	(341)	—	904
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(101)	(101)
Other operating income (expenses), net	(10)	—	(21)	(1)	—	(31)
EBITDA (ii)	1,725	91	(2)	(719)	—	1,096
EBITDA from discontinued operations	—	—	—	—	—	—
EBITDA incl discontinued operations	1,725	90	(2)	(719)	—	1,095
Capital expenditure (iii)	(692)	(32)	(7)	191	—	(541)
Changes in working capital and others (iv) (viii)	14	2	(24)	(38)	—	(46)
Taxes paid	(196)	(8)	(1)	97	—	(108)
Operating free cash flow (v)	852	52	(33)	(470)	—	400
Total Assets (vi)	13,185	915	4,338	(5,241)	(868)	12,330
Total Liabilities	8,680	945	3,598	(2,155)	(1,004)	10,063

13

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2021

4. SEGMENT INFORMATION (Continued)

Three months ended September 30, 2021 (in millions of U.S. dollars)	Latin America	Africa	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total

Mobile revenue	840	84	—	(378)	—	546
Cable and other fixed services revenue	568	2	—	(94)	—	477
Other revenue	18	—	—	(3)	—	15
Service revenue (i)	1,427	87	—	(475)	(1)	1,038
Telephone and equipment revenue (i)	121	—	—	(66)	—	55
Revenue	1,548	87	—	(541)	(1)	1,093
Operating profit (loss)	269	5	24	(158)	57	197
Add back:
Depreciation and amortization	357	21	3	(112)	—	269
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(56)	(56)
Other operating income (expenses), net	(3)	—	(25)	—	—	(29)
EBITDA (ii)	622	26	2	(270)	—	380
EBITDA from discontinued operations	—	—	—	—	—	—
EBITDA incl discontinued operations	622	26	2	(270)	—	380
Capital expenditure (iii)	(237)	(8)	(4)	77	—	(173)
Changes in working capital and others (iv)	40	1	(6)	(22)	—	12
Taxes paid	(54)	(9)	(1)	35	—	(30)
Operating free cash flow (v)	371	10	(10)	(181)	—	189

14

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2021

4. SEGMENT INFORMATION (Continued)

Three months ended September 30, 2020 (in millions of U.S. dollars)	Latin America	Africa	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total

Mobile revenue	790	92	—	(360)	—	522
Cable and other fixed services revenue	513	2	—	(76)	—	439
Other revenue	15	—	—	(2)	—	13
Service revenue (i)	1,318	94	—	(438)	—	974
Telephone and equipment revenue (i)	126	—	—	(75)	—	52
Revenue	1,445	94	—	(512)	—	1,026
Operating profit (loss)	194	9	(1)	(128)	22	97
Add back:
Depreciation and amortization	394	22	2	(114)	—	305
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(22)	(22)
Other operating income (expenses), net	(7)	1	(1)	—	—	(9)
EBITDA (ii)	581	32	(1)	(242)	—	371
EBITDA from discontinued operations	—	—	—	—	—	—
EBITDA incl discontinued operations	581	32	(1)	(242)	—	370
Capital expenditure (iii)	(223)	(13)	(2)	73	—	(165)
Changes in working capital and others (iv) (viii)	(19)	1	79	(19)	—	42
Taxes paid	(100)	(3)	—	39	—	(65)
Operating free cash flow (v)	238	17	76	(149)	—	183

(i)	Service revenue is Group revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions, installation fees and fees from other telecommunications services such as data services, SMS and other value-added services excluding telephone and equipment sales. Revenues from other sources comprises rental, sub-lease rental income and other non-recurring revenues. The Group derives revenue from the transfer of goods and services over time and at a point in time. Refer to the table below.

(ii)	EBITDA is operating profit excluding impairment losses, depreciation and amortization and gains/losses on the disposal of fixed assets. EBITDA is used by the management to monitor the segmental performance and for capital management.

(iii)	Excluding spectrum and licenses of $25 million (2020: $95 million).

(iv)	‘Changes in working capital and others’ include changes in working capital as stated in the cash flow statement as well as share based payments expense.

(v)	Operating Free Cash Flow is EBITDA less cash capex (excluding spectrum and license costs) less change in working capital, other non-cash items (share-based payment expense) and taxes paid.

(vi)       Segment assets include goodwill and other intangible assets.

(vii)       Including eliminations for Guatemala and Honduras as reported in the Latin America segment.

(viii)       Represented for an intercompany transaction between Latin America and HQ

15

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2021

4. SEGMENT INFORMATION (Continued)

Revenue from contracts with customers from continuing operations

		Nine months ended September 30, 2021			Nine months ended September 30, 2020			Three months ended September 30, 2021			Three months ended September 30, 2020
in millions of U.S. dollars	Timing of revenue recognition	Latin America	Africa	Total Group	Latin America	Africa	Total Group	Latin America	Africa	Total Group	Latin America	Africa	Total Group
Mobile	Over time	1,346	170	1,516	1,282	177	1,459	453	59	511	421	60	481
Mobile Financial Services	Point in time	27	87	114	22	86	108	9	26	35	8	32	40
Cable and other fixed services	Over time	1,425	7	1,432	1,336	6	1,342	474	2	477	438	2	439
Other	Over time	44	—	44	37	1	38	15	—	15	13	—	14
Service Revenue		2,842	264	3,107	2,678	269	2,947	951	87	1,038	881	94	974
Telephone and equipment	Point in time	164	—	164	136	—	136	55	—	55	51	—	51
Revenue from contracts with customers		3,006	264	3,270	2,814	269	3,083	1,006	87	1,093	932	94	1,026

5. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

in millions of U.S. dollars	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Three months ended September 30, 2021	Three months ended September 30, 2020
Change in fair value of derivatives (Note 13)	2	(5)	—	1
Change in fair value in investment in Jumia (Note 14)	—	(18)	—	—
Change in fair value in investment in Helios Towers (Note 14)	18	(22)	—	23
Change in value of call option and put option liability (Note 13)	(26)	8	—	—
Exchange gains (losses), net	(35)	(113)	(21)	(34)
Other non-operating income (expenses), net	2	2	1	—
Total	(37)	(147)	(20)	(10)

16

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2021

6. EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

in millions of U.S. dollars	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Three months ended September 30, 2021	Three months ended September 30, 2020
Basic and Diluted
Net profit (loss) attributable to equity holders from continuing operations	(52)	(279)	5	(43)
Net profit (loss) attributable to equity holders from discontinued operations	—	(9)	—	(8)
Net profit/(loss) attributable to all equity holders to determine the basic earnings (loss) per share	(53)	(288)	5	(51)

in thousands
Weighted average number of ordinary shares for basic and diluted earnings per share	101,408	101,158	101,348	101,201

in U.S. dollars
Basic and diluted
EPS from continuing operations attributable to owners of the Company	(0.52)	(2.76)	0.05	(0.42)
EPS from discontinued operations attributable to owners of the Company	—	(0.09)	—	(0.08)
EPS for the period attributable to owners of the Company	(0.52)	(2.85)	0.05	(0.50)

17

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2021

7. INVESTMENTS IN JOINT VENTURES

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures.

At September 30, 2021, the carrying value of the Group's investment in AirtelTigo Ghana joint venture is zero and is therefore not shown in the table below (see note 15 for further details on the disposal of our stake in the AirtelTigo joint venture in Ghana).

At September 30, 2021, the equity accounted net assets of Millicom's joint ventures in Guatemala and Honduras totaled $2,992 million (December 31, 2020: $3,072 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and previously unrecognized assets and assumed liabilities recognized as part of the purchase accounting). Out of a total reserve of $297 million (December 31, 2020: $278 million), $164 million (December 31, 2020: $153 million) represent statutory reserves that are unavailable to be distributed to the Group. During the nine-month period ended September 30, 2021, Millicom’s joint ventures paid $13 million (December 31, 2020: $71 million) as dividends or dividend advances to the Company.

in millions of U.S. dollars	2021
	Guatemala(i)	Honduras (i)
Opening Balance at January 1, 2020	2,031	610
Results for the period	164	21
Dividends declared during the period	(201)	(34)
Currency exchange differences	3	1
Closing Balance at September 30, 2021	1,998	598

(i) Share of profit is recognized under ‘Share of profit in the joint ventures in Guatemala and Honduras’ in the statement of income.

8. PROPERTY, PLANT AND EQUIPMENT

During the nine-month period ended September 30, 2021, Millicom added property, plant and equipment for $450 million (September 30, 2020: $388 million) and received $6 million from disposal of property, plant and equipment (September 30, 2020: $6 million).

9. INTANGIBLE ASSETS

During the nine-month period ended September 30, 2021, Millicom added intangible assets for $98 million of which $10 million related to spectrum and licenses, and $89 million to additions of other intangible assets (September 30, 2020: $497 million out of which $427 million related to spectrum and licenses and $70 million to additions of intangible assets) and did not receive any proceeds from disposal of intangible assets (September 30, 2020: nil).

18

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2021

10. FINANCIAL OBLIGATIONS

A. Debt and financing

The most significant movements in debt and financing for the nine-month period ended September 30, 2021 were as follows:

Luxembourg

On September 22, 2021, Millicom announced the early participation exchange results from its offer dated September 8, 2021; $302.1 million of the 6.625% Notes due 2026 were exchanged for $307.5 million of the 4.5% Notes due 2031 (at 101.812% exchange ratio). The gain of $15 million, derived from applying the "modification accounting" under IFRS 9 to this exchange, has been recorded under "Interest and other financial income" in the statement of income during the nine-month period ended September 30, 2021. Transaction costs attributable to this exchange amount to approximately $4 million.

On February 22, 2021, Millicom redeemed 10% of the principal outstanding of its Notes due 2026, 2028 and 2029 at a price of 103%. This redemption followed Millicom’s announcement dated February 11, 2021. Total consideration of approximately $180 million was funded from cash, consistent with the Company's decision to prioritize debt reduction. The redemption premium of $5 million and the accelerated amortization of the upfront costs of $3 million, have been recorded in the line "Interest and other financial expenses" in the statement of income during the nine-month period ended September 30, 2021.

Colombia

On February 16, 2021, UNE EPM Telecomunicaciones S.A. issued under the approved local bond program, a COP 485,680 million bond (approximately $138 million using the transaction date exchange rate) with 3 maturities; Series 7 years at 5.56% fixed rate, Series 10 years at CPI plus 2.61% and Series 15 years at CPI plus 3.18% margin. With the aim to improve UNE’s natural hedge against local currency, the bond proceeds were used on March 26, 2021 to partially repay 50% of the $300 million syndicated loan of Colombia Movil S.A. (originally due in December 2024).

Panama

In November 2020, Cable Onda executed an agreement with Bank of Nova Scotia for $110 million, which were disbursed in two tranches. The first tranche of $85 million was disbursed in December 2020, and on March 1, 2021 the second and final tranche ($25 million) was disbursed to Cable Onda.

On August 31, 2021, Cable Onda executed an agreement with Bank of Scotia for $75 million at 3.5% fixed rate. The facility was used to repay Cable Onda's remaining $75 million under the 5.75% local bond, which was initially due on September 3, 2025.

El Salvador

On July 1, 2021 Telemovil El Salvador S.A. repaid the remaining outstanding balance of $18 million of principal under a credit facility dated June 3, 2016 entered into with Citibank, as lender, and the Company as guarantor.

Analysis of debt and financing by maturity

The total amount of debt and financing is repayable as follows:

19

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2021

in millions of U.S. dollars	As at September 30, 2021	December 31, 2020
Due within:
One year	95	113
One-two years	377	107
Two-three years	505	439
Three-four years	445	811
Four-five years	310	467
After five years	3,534	3,755
Total debt and financing	5,267	5,691

As at September 30, 2021, the Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees was $299 million (December 31, 2020: $287 million).

The table below describes the outstanding and maximum exposure under guarantees and the remaining terms of the guarantees as at September 30, 2021 and December 31, 2020.

	Bank and financing guarantees (i)		Supplier's guarantees
in millions of U.S. dollars	As at September 30, 2021	As at December 31, 2020	As at September 30, 2021	As at December 31, 2020
Terms	Outstanding and Maximum exposure		Outstanding and Maximum exposure
0-1 year	74	59	51	—
1-3 years	225	227	—	—
3-5 years	—	—	—	—
More than 5 years	—	—	—	—
Total	299	287	51	—

(i) If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.

The Group’s interest and other financial expenses comprised the following:

in millions of U.S. dollars	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Three months ended September 30, 2021	Three months ended September 30, 2020
Interest expense on bonds and bank financing	(247)	(288)	(80)	(93)
Interest expense on leases	(94)	(117)	(19)	(39)
Early redemption charges	(5)	—	—	—
Others	(42)	(52)	(13)	(9)
Total interest and other financial expenses	(389)	(457)	(112)	(141)

11. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of September 30, 2021, the total amount of claims brought against Millicom and its subsidiaries is $244 million (December 31, 2020: $288 million). The Group's share of the comparable exposure for joint ventures is $8 million (December 31, 2020: $14 million).

As at September 30, 2021, $42 million has been provisioned by its subsidiaries for these risks in the consolidated statement of financial position (December 31, 2020: $45 million). The Group's share of provisions made by the joint ventures was

20

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2021

$1 million (December 31, 2020: $3 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

Taxation

At September 30, 2021, the tax risks exposure of the Group's subsidiaries is estimated at $274 million, for which provisions of $47 million have been recorded in tax liabilities; representing the probable amount of eventual claims and required payments related to those risks (December 31, 2020: $339 million of which provisions of $77 million were recorded). The Group's share of comparable tax exposure and provisions in its joint ventures amounts to $83 million (December 31, 2020: $69 million) and $7 million (December 31, 2020: $7 million), respectively. During the third quarter of 2021, due to tax audit closure in Tanzania, the Group has released tax risk contingencies amounting to $26 million which were considered as 'possible' and has also recorded the reversal of a $30 million provision for claims no longer deemed as 'probable'.

Capital commitments

At September 30, 2021, the Company and its subsidiaries had fixed commitments to purchase network equipment, other fixed assets and intangible assets of $747 million of which $528 million are due within one year (December 31, 2020: $564 million of which $400 million are due within one year). The Group’s share of commitments in the joint ventures is $92 million and $85 million. (December 31, 2020: $69 million and $52 million).

21

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2021

12. RELATED PARTY TRANSACTIONS

The following transactions were conducted with related parties:

in millions of U.S. dollars	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Three months ended September 30, 2021	Three months ended September 30, 2020
Expenses
Purchases of goods and services from Miffin	(150)	(157)	(50)	(53)
Purchases of goods and services from EPM	(29)	(27)	(10)	(8)
Other expenses	(15)	(11)	(5)	(5)
Total	(194)	(194)	(65)	(66)

in millions of U.S. dollars	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Three months ended September 30, 2021	Three months ended September 30, 2020
Income / gains
Sale of goods and services to Miffin	268	237	90	82
Sale of goods and services to EPM	11	11	3	4
Other income / gains	2	2	1	1
Total	280	249	95	86

The Group had the following balances with related parties:

in millions of U.S. dollars	As at September 30, 2021	As at December 31, 2020
Liabilities
Payables to Guatemala joint venture(i)	46	231
Payables to Honduras joint venture(ii)	70	103
Payables to AirtelTigo Ghana(iii)	33	—
Payables to EPM	14	20
Payables to Panama non-controlling interests	1	1
Other accounts payable	1	1
Total	164	356

(i)	Interest bearing shareholder loans of which $1 million are due after more than one year.

(ii)	Mainly advances for dividends expected to be declared in 2021

(iii)	As of September 30, 2021, $32.5 million, out of a total commitment of $37.5 million, remain outstanding as a result of the transfer of shares of AirtelTigo Ghana to the Government of Ghana (see note 16). The total commitment has been provided for in the statement of income under "Profit (loss) from other joint ventures and associates, net".

22

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2021

12. RELATED PARTY TRANSACTIONS (Continued)

in millions of U.S. dollars	As at September 30, 2021	As at December 31, 2020
Assets
Receivables from Guatemala joint venture (i)	13	206
Receivables from Honduras joint venture	63	84
Receivables from EPM	3	3
Receivables from Panama non-controlling interests	2	1
Other accounts receivable	5	5
Total	85	299

(i) As of September 30, 2021, the Guatemala joint venture has prepaid the entire $193 million Millicom's shareholder loan granted in October 2020 and originally repayable by January 13, 2022, at the latest.

13. FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at September 30, 2021 and December 31, 2020:

in millions of U.S. dollars	Carrying value		Fair value
	As at September 30, 2021	As at December 31, 2020	As at September 30, 2021	As at December 31, 2020
Financial liabilities
Debt and financing	5,267	5,691	5,457	5,572

(i)	Fair values are measured with reference to Level 1 (for listed bonds) or 2.

Derivative financial instruments

Currency and interest rate swap contracts

MIC S.A. entered into swap contracts in order to hedge the foreign currency and interest rate risks in relation to the SEK 2 billion (approximately $228 million) senior unsecured sustainability bond issued in May 2019. These swaps are accounted for as cash flow hedges as the timing and amounts of the cash flows under the swap agreements match the cash flows under the SEK bond. Their maturity date is May 2024. The hedging relationship is highly effective and related fluctuations are recorded through other comprehensive income. At September 30, 2021, the fair values of the swaps amount to an asset of $10 million (December 31, 2020: an asset of $23 million).

Colombia, El Salvador and Costa Rica operations have also entered into several swap agreements in order to hedge foreign currency and interest rate risks on certain long term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income. At September 30, 2021, the fair value of El Salvador amount to a liability of $2 million (December 31, 2020: a liability of $3 million), Costa Rica swaps amount to a liability of $1 million and an asset of $1 million (December 31, 2020: liability of $5 million and an asset of $1 million) and the fair value of Colombia swap amount to an asset of $10 million (December 31, 2020: a liability of $7 million).

Interest rate and currency swaps are measured with reference to Level 2 of the fair value hierarchy.

23

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2021

Call and put options - Panama

As of September 30, 2021, the put option liability is valued at $285 million (December 31, 2020: $262 million) (being the higher of the value of the 'Transaction Price' put option and fair market value - for further details refer to the Group's 2020 consolidated financial statements). Changes in the value of the put option liability are recorded in the Group's statement of income under 'other non-operating (expenses) income, net' (see note 5).

The call option, having a strike price at initial Transaction price +10% interest p.a (exercisable from June 14, 2022 to July 14, 2022), has been valued at $0.2 million

There are no other derivative financial instruments with a significant fair value at September 30, 2021.

14. EQUITY INVESTMENTS

As at December 31, 2020, Millicom held an investment in equity instruments of Helios Towers ("HT") amounting to $160 million. The investment was measured at fair value through profit and loss under IFRS 9 and changes were shown under 'Other non-operating (expenses) income, net' (see note 5).

In June 2021, Millicom disposed of its remaining 76 million shares it owned in HT for a total net consideration of GBP 115 million ($163 million), triggering a net loss on disposal of $15 million, recorded under ‘other operating income (expenses), net’. In total, starting June 2020, Millicom sold 162 million shares it held in HT, yielding total proceeds of GBP 244 million ($383 million). Following these disposals, Millicom has no remaining ownership in HT.

In the course of June 2020, Millicom disposed of its entire stake in Jumia (approximately 6%) for a total net consideration of $29 million, triggering a net gain on disposal of $15 million recorded in the statement of income for the nine-month period ended September 30, 2020 under ‘other operating income (expenses), net’.

15. MILLICOM’S OPERATIONS IN TANZANIA

Tanzania divestiture

On April 19, 2021, Millicom agreed to sell its entire operations in Tanzania to a consortium led by Axian, a pan-African group that was part of the consortium that acquired Millicom’s operations in Senegal in 2018. The Group is still awaiting the necessary regulatory approvals in order to complete the disposal.

IPO – Tanzania

The Tanzanian government has implemented legislation requiring telecommunications companies to list their shares on the Dar es Salaam Stock Exchange and offer 25% of their shares in a Tanzanian public offering. The Group is currently seeking to reach an agreement with the Tanzanian government regarding the conditions of the IPO, taking into account the proposed sale of Millicom's Tanzanian operation.

16. SUBSEQUENT EVENTS

Ghana's divestiture

On October 13, 2021, Millicom, along with its joint venture partner Bharti Airtel Limited, closed the disposal of AirtelTigo Ghana to the Government of Ghana. As part of the closing conditions, each partner committed up to $37.5 million for the reimbursement of certain local bank facilities. As of September 30, 2021, $32.5 million remain unpaid (see note 12).

24

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2021

Financing

On October 1, 2021, Telecel issued a PYG400,000 million bond (approximately $58 million using September 30, 2021 exchange rate) in three series with fixed interest rates between 6% to 7.5% and a repayment period from 5 to 10 years.

On October 25, 2021, Millicom Cable Costa Rica S.A. repaid a $120 million syndicated loan which was initially due on 2023 with the proceeds of a new loan, executed on October 22, 2021 which was disbursed on October 25, 2021 for an amount of $125 million. The latter has 2 tranches, a USD $33 million tranche and a local currency tranche for an amount equivalent to US$92 million. Cross currency swaps used to hedge the previous interest and principal on the previous loan were terminated.

Finally, in October 2021, Tigo Bolivia signed additional credit facilities for a total amount of approximately $26 million with a repayment period between 2.5 and 5 years.

25

Item 2

Earnings Release Q3 2021

Luxembourg, October 28, 2021

Broad-based growth continued in Q3

Group highlights Q3 2021

The financial highlights discussed and summarized in the table below are presented on an IFRS basis and therefore do not include the fully consolidated results from our Guatemala and Honduras joint ventures.

•	Revenue up 6.5% to $1,093 million, with most countries and all business lines showing positive growth.

•	Operating profit up 103.6%, due to the improved revenue performance and increased profitability in Guatemala.

•	Net profit of $5 million, $0.05 per share, an improvement from a net loss of $51 million in Q3 2020, reflects higher revenue generation, lower amortization expense, and a significant reduction in net interest expense, the result of debt repayment over the past year.

•	Leverage declined, and we resumed shareholder remuneration via share repurchases.

Financial highlights ($ millions)	Q3 2021	Q3 2020	% change	9M 2021	9M 2020	% change
Revenue	1,093	1,026	6.5%	3,270	3,083	6.1%
Operating Profit	197	97	103.6%	447	323	38.3%
Net profit/(loss)	5	(51)	NM	(53)	(288)	(81.7)%

Latin America segment highlights1 – Q3 2021

Our Latin America (“Latam”) segment includes our Guatemala and Honduras joint ventures as if they were fully consolidated.

•	Service revenue up 8.2% compared to Q3 2020 and 0.6% compared to Q2 2021, marking a fifth consecutive quarter of sequential growth.

•	In Home, strong 88,000 HFC customer net additions drove service revenue growth of 13.3%, and HFC RGU growth of 15.5%.

•	Strong prepaid and postpaid net additions drove mobile results, including a second consecutive quarter of more than 200,000 postpaid net additions in Colombia.

•	EBITDA grew 7.1% year-on-year, reflecting robust service revenue growth offset by growth related sales and marketing costs.

•	Capex was $287 million in Q3 2021 and $694 million in 9M 2021, up 19.0% year-on-year as we have accelerated network investment in 2021. We anticipate that our capex-to-sales ratio should reach approximately 18% in 2021 and return to the historical range of 16-17% in 2022.

•	OCF was $335 million in Q3 2021 and $1,187 million in 9M 2021, up 4.1% year-on-year organically.

Latam segment highlights ($ millions)	Q3 2021	Q3 2020	% change	Organic % change	9M 2021	9M 2020	% change	Organic % change
Revenue	1,548	1,445	7.1%	7.4%	4,623	4,309	7.3%	7.5%
Service Revenue	1,427	1,318	8.2%	8.5%	4,258	3,984	6.9%	7.1%
EBITDA	622	581	7.1%	7.4%	1,881	1,725	9.0%	9.0%
EBITDA Margin	40.2%	40.2%	—		40.7%	40.0%	0.6 pt
Capex	287	220	30.7%		694	583	19.0%
OCF (EBITDA – Capex)	335	362	(7.3)%	(6.1)%	1,187	1,142	3.9%	4.1%

1Service revenue, EBITDA, EBITDA margin, Capex, OCF and Organic growth are non-IFRS measures. See page 13 for a description of these measures and for reconciliations to the nearest equivalent IFRS measures.

Earnings Release Q3 2021

Millicom Chief Executive Officer Mauricio Ramos commented:

"We had another excellent quarter in Q3, with every business line and every country in Latam contributing to our solid performance. In Colombia, we continued to leverage our mobile network superiority to grow our customer base, adding 359,000 mobile customers, including 249,000 in postpaid. Our robust commercial performance is producing strong momentum for mobile service revenue, which grew 6.5% year-on-year and 4.1% sequentially. El Salvador led the way with service revenue growth of 18.0%, a direct result of recent investments to acquire spectrum and expand our network in that country.

During Q3, we resumed shareholder remuneration, repurchasing nearly 1% of our shares outstanding, and we continued to reduce our financial leverage. We remain on track to deliver on our OCF target of at least $1.4 billion for 2021, as we continue to execute on our 2021 investment plan, which includes our Colombia mobile network expansion, as well as the modernization of our mobile networks in El Salvador, Honduras, Paraguay and Bolivia. Additionally, during the quarter we continued to invest in our Tigo Money business and in our infrastructure, and we have projects underway to carve out these valuable assets from our core business to provide optionality to optimize their capital structure and unlock value in the future.

Now more than ever, we measure our success not only by looking at our financial results and at our balance sheet, but also by measuring our contribution to the lives of our employees and of the people in the communities we serve, while also reducing our impact on the environment. During the quarter, we made significant progress on many facets of our ESG agenda, and we plan to announce Paris-aligned emissions reduction targets in the near future. We recognize and embrace our role as an agent of positive change in our region, and the work we do every day to connect more people to our digital highways is a source of tremendous pride for me personally, and for each of our 21,000 employees. We remain very focused on nurturing and strengthening the Sangre Tigo culture that motivates our teams and drives our performance."

Subsequent Events

On October 13, 2021, we closed the disposal of our 50% stake in AirtelTigo Ghana. As part of the closing conditions, each partner committed up to $37.5 million for the reimbursement of certain local bank facilities. As of September 30, 2021, $32.5 million remain unpaid.

Group Quarterly Financial Review - Q3 2021

In Q3 2021, group revenue increased 6.5% year-on-year to $1,093 million due to strong customer growth in all business lines and countries, compared to a softer top line due to the negative impact of the COVID-19 and the impact of currency translation in Q3 2020. Cost of sales increased 9.4%, due to improved activity levels and to an $8 million increase in bad debt in Q3 2021 compared to Q3 2020, which benefited from strong collection activity as lockdowns began to ease.

Operating expenses increased 8.3% ($31 million) year-on-year to $400 million, reflecting increased sales and marketing costs to support customer growth in Q3 2021, as compared to Q3 2020 when COVID-19 was still impacting mobility and commercial activity in our markets.

Earnings Release Q3 2021

Depreciation decreased 2.4% ($5 million) year-on-year to $212 million, due to network modernization activities which accelerated the depreciation of older infrastructure in 2020. Amortization decreased 35.1% ($31 million) to $57 million as brands acquired in the Cable Onda acquisition in Panama have now been fully amortized, which also impacted Q3 2020 when we recognized $15 million of accelerated amortization related to a brand in Panama that was discontinued in that quarter.

Our share of profits in Guatemala and Honduras increased to $56 million in Q3 2021 from $22 million in Q3 2020 due to very strong operational performance as well as lower interest expenses stemming from the reduction in debt in Guatemala.

As a result of the above factors, operating profit was $197 million in Q3 2021, up 103.6% year-on-year.

Income statement data (IFRS)	Q3 2021	Q3 2020	% change	9M 2021	9M 2020	% change
$ millions (except EPS in $)
Revenue	1,093	1,026	6.5%	3,270	3,083	6.1%
Cost of sales	(313)	(286)	9.4%	(928)	(887)	4.6%
Gross profit	780	740	5.4%	2,343	2,196	6.7%
Operating expenses	(400)	(369)	8.3%	(1,193)	(1,101)	8.4%
Depreciation	(212)	(217)	(2.4)%	(640)	(660)	(3.0)%
Amortization	(57)	(88)	(35.1)%	(239)	(244)	(2.2)%
Share of net profit in Guatemala and Honduras	56	22	NM	185	101	83.9%
Other operating income (expenses), net	29	9	NM	(8)	31	NM
Operating profit	197	97	103.6%	447	323	38.3%
Net financial expenses	(95)	(140)	(32.1)%	(367)	(448)	(18.1)%
Other non-operating income (expenses), net	(20)	(10)	94.5%	(37)	(147)	(74.4)%
Gains (losses) from other JVs and associates, net	(35)	1	NM	(38)	—	NM
Profit (loss) before tax	46	(53)	NM	4	(272)	NM
Net tax credit (expense)	(42)	1	NM	(84)	(48)	76.4%
Profit (loss) for the period from continuing ops.	4	(51)	NM	(80)	(320)	(75.0)%
Non-controlling interests	1	9	(88.3)%	28	40	(31.6)%
Profit (loss) from discontinued operations	—	(8)	(96.4)%	—	(9)	(94.7)%
Net profit (loss) for the period	5	(51)	NM	(53)	(288)	(81.7)%
Weighted average shares outstanding (millions)	101.35	101.20	0.1%	101.41	101.16	0.2%
EPS	0.05	(0.50)	NM	(0.52)	(2.85)	(81.7)%

Net financial expenses decreased $45 million year-on-year to $95 million, as a result of debt repayment over the past year, as well as a one-time $15 million gain related to the bond exchange completed during the quarter. Other non-operating expense of $20 million reflects foreign exchange losses and compares to an expense of $10 million in Q3 2020, which benefited from the

Earnings Release Q3 2021

revaluation of equity investments. Losses from other joint ventures and associates reached $35 million in Q3 2021 compared to a gain of $1 million in Q3 2020 due to charges related to the closing of the sale of the Ghana joint venture.

Tax expense of $42 million in Q3 2021, declined from a tax credit of $1 million in Q3 2020, due to higher profitability and deferred tax one-off adjustments to existing liabilities, offset by lower withholding taxes. Non-controlling interests were a $1 million loss in Q3 2021, reflecting our partners' share of net losses in Colombia, down from from a $9 million loss in Q3 2020.

As a result of these factors, net profit attributable to owners of the Company was $5 million, or $0.05 per share, as compared to a net loss of $51 million ($0.50 loss per share) in Q3 2020. The weighted average number of shares during the quarter was 101.35 million, an increase of 0.1% year-on-year related to our employee share-based compensation plans. As of September 30, 2021, we had 101,739,217 shares outstanding, including 915,037 held in treasury, which increased due to the 834,974 shares that were repurchased so far.

Cash Flow

Cash flow data ($ millions)	Q3 2021	Q3 2020	% change	9M 2021	9M 2020	% change
Operating free cash flow*	189	183	3.6%	313	400	(21.9)%
Finance charges paid, net	(85)	(109)	(22.2)%	(267)	(305)	(12.5)%
Lease interest payments, net	(40)	(37)	6.7%	(109)	(111)	(1.5)%
Free cash flow*	64	36	78.2%	(63)	(16)	NM
Dividends and advances from Guatemala and Honduras	—	9	(100.0)%	13	67	(80.6)%
Dividends and advances to non-controlling interests	—	(3)	(100.0)%	(6)	(5)	20.7%
Equity free cash flow*	64	42	52.6%	(56)	46	NM
Lease principal repayments	(28)	(30)	(7.0)%	(90)	(83)	8.4%
Equity free cash flow after leases*	36	12	NM	(146)	(37)	NM

* Non-IFRS measures. See page 13 for a description of these measures. Please refer to page 18 of this Earnings Release or to Note 4 of our Unaudited Interim Condensed Consolidated Financial Statements for the reconciliation of Operating free cash flow to the nearest IFRS measures. In prior years, equity free cash flow was calculated by including the results of Guatemala and Honduras as if fully consolidated. On that same comparable basis, equity free cash flow was $394 million in 9M 2021 and $298 million in 9M 2020, before lease principal repayments of $117 million in 9M 2021 and $111 million in 9M 2020.

During 9M 2021, Operating Free Cash Flow (OFCF) was $313 million, a decrease of $87 million compared to $400 million in 9M 2020. The decline was largely due to increased working capital supporting improved revenue growth, as well as higher capex, which more than offset the increase in EBITDA during the period.

In 9M 2021, dividends and advances received from our joint ventures in Guatemala and Honduras were $13 million, compared to $67 million received in 9M 2020. This reflects the decision to prioritize use of Guatemala's robust cash flow generation to reduce gross debt in Guatemala. As of the end of September 2021, Guatemala had repaid $319 million of

Earnings Release Q3 2021

the $350 million in shareholder notes that were used to help fund the Comcel bond redemption in Q4 2020. Repayments have been funded from Guatemala's internally generated cash flow.

Finally, dividends paid to non-controlling interests in Colombia were $6 million in 9M 2021. As a result of these factors, Equity Free Cash Flow (EFCF) for 9M 2021 was negative $56 million, as compared to positive $46 million in 9M 2020. Further adjusting for lease principal repayments, EFCF after leases was negative $146 million in 9M 2021, down from negative $37 million in 9M 2020. The decline reflects our decision to prioritize Guatemala debt reduction; including Guatemala and Honduras as if fully consolidated, EFCF after leases was $277 million in 9M 2021, up from $187 million in 9M 2020.

Earnings Release Q3 2021

Debt

Debt information	Gross Debt			Cash	Net	Leases	Financial Obligations
($ millions)	USD	LCY	Total		Debt		Gross	Net*
Latin America	657	2,117	2,774	334	2,440	741	3,515	3,181
Africa	156	40	196	18	178	192	388	370
Corporate	2,260	37	2,297	371	1,926	20	2,316	1,946
Millicom Group (IFRS)	3,073	2,193	5,267	723	4,543	953	6,219	5,496
Guatemala and Honduras JVs	197	539	737	261	476	264	1,001	740
Underlying (non-IFRS)	3,270	2,733	6,003	984	5,019	1,217	7,220	6,236
Total Proportionate (non-IFRS)	3,176	1,996	5,172	808	4,364	941	6,113	5,305

* Net Debt and Net financial obligations are non-IFRS measures. See page 13 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures. Cash includes term deposits of nil as of September 30, 2021 and including Guatemala and Honduras as if fully consolidated includes term deposits of $4 million as of September 30, 2021.

In order to provide a more complete picture of the Group's financial situation, this section discusses gross debt, leases, cash, and net debt on an underlying basis, a non-IFRS measure that includes Guatemala and Honduras as if fully consolidated.

As of September 30, 2021, underlying gross debt was $6,003 million, a reduction of $133 million during the quarter. Our underlying gross debt includes Guatemala and Honduras, which had $737 million of gross debt as of September 30, 2021, a decrease of $3 million during the quarter.

Approximately 58% of underlying gross debt at September 30, 2021 was in Latam, 3% in Africa, and the remaining 38% at the corporate level. Over the past year, we have lowered our average effective interest rate to 5.4% from 5.8% while also improving the mix to 46% in local currency or swapped for local currency as of Q3 2021, up from 34% as of Q3 2020. In addition 81% was at fixed rates or swapped for fixed rates and the average maturity of 5.9 years, in line with our targets. On our dollar-denominated debt, the average rate was 5.0% with an average maturity of 6.6 years, as of September 30, 2021, an improvement from an average rate of 5.1% and an average maturity of 6.3 years as of June 30, 2021.

Our underlying cash position was $984 million as of September 30, 2021, a decrease of $57 million compared to $1,041 million as of June 30, 2021, in part due to $28 million spent on share buybacks. Of our underlying cash balance, 73% was held in U.S. dollars. As a result, our underlying net debt was 5,019 as of September 30, 2021, a decrease of $76 million during the quarter.

In addition, as of September 30, 2021, we had underlying lease liabilities of $1,217 million, which represented 17% of underlying gross financial obligations. Including these lease liabilities, underlying net financial obligations were $6,236 million as of September 30, 2021, a reduction of $111 million during the quarter, which reflects cash generation during the quarter.

Earnings Release Q3 2021

Proportionate leverage1, which captures our proportional ownership in each country as well as lease obligations, was 2.81x as of September 30, 2021. This is down from 2.89x as of June 30, 2021 due to the strong EBITDA growth and the reduction in net debt during the quarter despite higher levels of capital expenditure and the commencement of share buybacks. Excluding the impact of leases, proportionate leverage would have been 2.67x2, an improvement from 2.75x as of June 30, 2021.

Operating segment performance

Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations are predominantly affected by operating in different geographical regions. The Millicom Group has businesses in two main regions, Latin America and Africa, which constitute our two segments. We allocate corporate costs to each segment based on their contribution to underlying revenue, and only unusual costs, such as the M&A-related fees remain unallocated.

Our Latin America segment includes the results of Guatemala and Honduras as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Our Africa segment does not include our joint venture in Ghana because our management does not consider it to be a strategic part of the group.

Please refer to Note 4 of our Unaudited Interim Condensed Consolidated Financial Statements for more details on our segments. The information contained herein can also be accessed electronically in the Financial & Operating Data Excel file published at www.millicom.com/investors alongside this earnings release.

Latin America segment

Business units

We discuss our Latam results under two principal business units:

1. Mobile, including mobile data, mobile voice, and mobile financial services (MFS) to consumer, business and government customers;

2. Cable and other fixed, including broadband, Pay TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and value-added services and solutions to business and government customers.

On occasion, we also discuss our performance by customer type, with B2B referring to our business and government customers, while B2C includes residential and personal consumer groups.

Market environment

1 Proportionate leverage is a non-IFRS measure calculated using LTM (last twelve-month) EBITDA, proforma for acquisitions and disposals.

2 Proportionate leverage after leases is the ratio of proportionate net debt over LTM EBITDA after leases, proforma for acquisitions made during the last twelve months. Refer to page 13 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Earnings Release Q3 2021

Economic activity continued to recover in our markets, while remittances from the U.S. to Central America sustained double-digit growth year-on-year. Meanwhile, vaccination rates improved to above 50% in Panama, El Salvador, and Costa Rica, but remained below 20% in Nicaragua. Some countries experienced spikes in the number of COVID cases during the quarter, but governments generally refrained from imposing strict lockdowns, choosing instead to use curfews or voluntary quarantine programs, which had a negligible effect on commercial activity. Currencies in our markets were generally stable, both during the quarter and over the past year. Foreign exchange rates and movements are presented on page 16.

Earnings Release Q3 2021

Latam segment - Key Performance Indicators

Key Performance Indicators (‘000)	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q3 2021 vs Q3 2020
Mobile customers	43,901	43,137	42,805	41,734	39,483	11.2%
Of which 4G customers	20,327	19,321	18,830	18,243	16,330	24.5%
Of which postpaid subscribers	5,682	5,352	5,060	4,920	4,773	19.0%
Mobile ARPU ($)	6.4	6.4	6.5	6.8	6.8	(5.6)%
Total homes passed	12,539	12,403	12,248	12,229	12,106	3.6%
Of which HFC homes passed	12,263	12,113	11,949	11,888	11,762	4.3%
Total customer relationships	4,857	4,792	4,701	4,545	4,453	9.1%
Of which HFC customer relationships	4,086	3,998	3,899	3,733	3,630	12.6%
HFC revenue generating units	8,480	8,273	7,971	7,602	7,343	15.5%
Of which Broadband Internet	3,728	3,642	3,535	3,356	3,238	15.1%
Home ARPU ($)	28.1	28.6	28.8	28.0	27.7	1.6%

Mobile services

We ended Q3 21 with 43.9 million customers, an increase of 764,000 during the quarter, including 331,000 net additions in postpaid, with the vast majority of these coming from Colombia, where our investments in spectrum, network and distribution channels have extended our reach and improved customer experience driving postpaid customer gains of 249,000. In prepaid, we added 433,000 customers, ending the period with 38.2 million, up 10% year-on-year, with Colombia and Bolivia accounting for the majority of the net gains. We added 1 million new 4G smartphone data users, and these now account for 46% of our mobile customer base, up from 41% in Q3 2020.

Mobile ARPU was flat sequentially at $6.4, declining 5.6% compared to Q3 2020. ARPU increased in El Salvador and Nicaragua, where we have invested to upgrade and expand our networks over the past two years.

Cable and other fixed services

In Home, our residential cable business, we continued to experience strong demand for our services, and we added 88,000 HFC customer relationships in the quarter, reflecting a slight slowdown compared to recent periods, as we increased prices in some of our markets. At the end of Q3, our networks passed 12.5 million homes, an increase of 137,000 during the period. We continued our HFC network deployment, passing an additional 149,000 homes, as we continued to expand our network mainly in Colombia, Nicaragua, Bolivia and Guatemala. As a result, penetration on our HFC network increased to 33.3%, an increase of 2.4 percentage points from 30.9% in Q3 2020.

Demand was strong, with all countries showing positive HFC Home customer relationship net additions in the quarter. Colombia sustained strong customer intake with HFC net additions of 32,000, while Bolivia added 19,000 and Guatemala added 13,000. Home ARPU increased in constant currency terms and improved by 1.6% year-on-year in US dollar terms, averaging $28.1 for the quarter.

Earnings Release Q3 2021

Latam segment financial results

Latam Financial Highlights*	Q3 2021	Q3 2020	% change	Organic % change	9M 2021	9M 2020	% change	Organic % change
($m, unless otherwise stated)
Revenue	1,548	1,445	7.1%	7.4%	4,623	4,309	7.3%	7.5%
Service revenue	1,427	1,318	8.2%	8.5%	4,258	3,984	6.9%	7.1%
Mobile	840	790	6.4%		2,509	2,383	5.3%
Cable and other fixed services	568	513	10.7%		1,697	1,558	8.9%
Other	18	15	21.2%		52	43	22.5%
EBITDA	622	581	7.1%	7.4%	1,881	1,725	9.0%	9.0%
EBITDA margin	40.2%	40.2%	—		40.7%	40.0%	0.6 pt
Capex	287	220	30.7%		694	583	19.0%
OCF	335	362	(7.3)%	(6.1)%	1,187	1,142	3.9%	4.1%

* Service revenue, EBITDA, EBITDA margin, Capex, OCF and organic growth are Non-IFRS measures. Capex is defined as capital expenditures excluding spectrum, license costs and finance lease capitalizations. See page 13 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

In Q3 2021, revenue in our Latam segment increased 7.1% year-on-year to $1,548 million, while service revenue increased 8.2% to $1,427 million. Adjusting for currency, organic service revenue growth was 8.5% year-on-year, benefiting from a second consecutive quarter of positive growth in all countries and business units.

For a fourth consecutive quarter, El Salvador registered the fastest service revenue growth at 18.0%, as mobile continued to drive rapid growth stemming from recent spectrum and network investments in that country. In Panama, growth across all business units, including double digit mobile growth and a return to growth in our B2B business, resulted in 9.5% growth overall. In Colombia, strong performance in all business lines, including 8% growth in both Home and consumer mobile, led to 6.0% growth overall in the quarter. In Honduras, double-digit growth in cable were offset by a low single-digit growth in mobile. Finally, service revenue grew 14.7% in Nicaragua and 12.3% in Costa Rica.

Earnings Release Q3 2021

By business unit, Home service revenue grew 13.3% organically, fueled by customer growth and improving ARPU. In our consumer Mobile business, organic service revenue grew 7.5% year-on-year, with both prepaid and postpaid growing. Finally, B2B service revenue returned to positive growth, increasing 2.7% organically, as most countries saw improved B2B performance during the quarter.

EBITDA for our Latam segment was $622 million in Q3 2021, an increase of 7.1% year-on-year (7.4% organically) compared to $581 million in Q3 2020. Growth was positive in all countries, except for Colombia, which saw a 5.6% decline in EBITDA year-on-year, due to a significant increase in selling and marketing expenses, as we experienced strong mobile customer intake during the quarter, resulting in improved market share. El Salvador had its fourth consecutive quarter of growth driven by strong top line results.

Capex in Latin America was $287 million in the quarter. In mobile, we added more than 800 points of presence to our 4G network, and we ended the quarter with more than 16,600, an increase of 20% year-on-year. At the end of Q3 2021, our 4G networks covered approximately 80% of the population (approximately 120 million in our markets), up from approximately 73% at Q3 2020.

Operating Cash Flow (OCF) decreased 7.3% year-on-year to $335 million in Q3 2021, an decrease of 6.1% on an organic basis on higher capex. Including our Africa segment, underlying OCF was $350 million for the quarter and $1,243 million for the first nine months of the year, on track to achieve our target of at least $1.4 billion for the year.

Africa segment - Segment financial results and Key Performance Indicators

Please refer to Note 4 of our Unaudited Interim Condensed Consolidated Financial Statements for more details on our segments.

Africa Financial Highlights*	Q3 2021	Q3 2020	% change	9M 2021	9M 2020	% change
($m, unless otherwise stated)
Revenue	87	94	(7.6)%	264	269	(1.9)%
Service revenue	87	94	(7.6)%	264	269	(1.9)%
EBITDA	26	32	(19.5)%	87	91	(4.7)%
EBITDA margin %	29.9%	34.4%	(4.4) pt	32.8%	33.7%	(1.0) pt
Capex	11	11	(1.5)%	25	28	(11.5)%
Key Performance Indicators ('000)
Mobile customers	13,416	12,427	8.0%	13,416	12,427	8.0%
Tigo Money customers	6,861	6,727	2.0%	6,861	6,727	2.0%
Mobile ARPU ($)	2.1	2.4	(13.7)%	2.1	2.3	(8.4)%

* Service revenue, EBITDA and Capex are non-IFRS measures. See page 13 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Earnings Release Q3 2021

Our Africa segment comprises our Tanzania operations. On April 19, 2021, we announced the signing of an agreement for the sale of our operations in Tanzania to a consortium led by Axian, a pan-African group that was part of the consortium that acquired Millicom’s operations in Senegal in 2018. Completion remains subject to regulatory approvals.

Service revenue for our Africa segment decreased 7.6% year-on-year to $87 million in Q3 2021, while EBITDA declined 19.5% year-on-year to $26 million. The decline in performance was mostly due to a reduction in customer usage of mobile financial services, which make up a third of our revenues, due to a new government levy imposed on many mobile money transactions. Capex reduced 1.5% year-on-year to $11 million and as a result OCF decreased 28.5% year-on-year to $15 million.

Earnings Release Q3 2021

ESG highlights – Q3 2021

Responsible Leadership in Action

Protecting Children

In September, we officially launched our collaboration with Fundación Real Madrid, through which we will reach over 11,100 children and adolescents that are part of their social sports schools in the region. We will start implementing our Conectate Segur@ and Conectadas programs starting in October through our Tigo operations and the Foundation's local partners. This five-year alliance will facilitate the sustainability of more than 65 social sports projects that the Foundation has in our countries.

In Bolivia we launched EducaTigo, the first TV channel 100% devoted to education in the country, available in two channels of Tigo Home. Educatigo focuses on broadcasting 24- hour educational content for children and adults: aimed at students, teachers and families it offers curated content on digital skills, responsible internet use and cybersecurity and mental health.

Empowering Women

Our Conectadas App is in its final phase of development and we will be doing soft launches during late November and December. For these soft launches we will test the App with groups of beneficiaries that will allow us to further optimize its usability for 2022. Through this app, we will be able to significantly expand the reach of our training content on digital skills, in addition to the women empowerment programs already in place.

Responsible Supply Chain Management

We are closing in on our goal of reaching 75% of our suppliers with over $1 million in spend with our online sustainability training, with currently 70% of our suppliers having completed the training. We are continuing our efforts to reach our goal by December.

Health, safety and environment

Millicom continues to implement protocols to safeguard the safety and health of our people, encouraging them to participate in the COVID-19 vaccination processes in their respective countries, ensuring continuity of service. We currently have more than 50% of our employees with their complete vaccinations.

Despite the fact that more than half of our people continue to work from home, we continue to make constant adjustments to our facilities and have initiated pilot plans to return to offices, under the latest COVID-19 guidelines from the World Health Organization, the US Centers for Disease Control, and the Ministries of Health in the countries where we operate, to care for our employees, contractors and customers.

Regarding our commitment to minimize e-waste and foster circular economies, we have met our 2021 CPE (customer premise equipment) goal ahead of time, having redeployed over 2.2 million CPEs by the end of Q3.

Earnings Release Q3 2021

We are advanced in our efforts to set and announce Paris-aligned emissions reduction targets during 2022, engaging a cross-functional team to align investments, resources, policies and partnerships towards that goal.

Compliance and anti-corruption program

During Q3 2021, we launched our annual mandatory Compliance training, covering all relevant aspects of the program (Code of Conduct, Anti-Corruption, Gifts & Hospitality, Speak Up, Sponsorships & Donations, Conflicts of Interest, Third Party Due Diligence, and Anti Money Laundering). The training targets all active employees and contracted staff of the company. Preliminary completion rates indicate that at least 95% of the target has successfully completed the training. As part of our continuous improvement and monitoring efforts, we are revising our Code of Conduct and Corporate Compliance Policies, with an expected launch timeframe of 2022.

Earnings Release Q3 2021

Video conference details

A video conference to discuss these results will take place on October 28 at 14:00 (Luxembourg/Stockholm) / 13:00 (London) / 08:00 (Miami). Registration for the live event is required and is available at the following link. After registering, participants will receive a confirmation email containing details about joining the video conference. Alternatively, participants can join in a listen-only mode, by dialing any of the following numbers and using webinar ID number 824-3416-1714. Please dial a number base on your location:

US	+1 929 205 6099	Sweden:	+46 850 539 728
UK:	+44 330 088 5830	Luxembourg:	+352 342 080 9265

Additional international numbers are available at the following link.

A replay of the event will be available on the Millicom website.

Financial calendar

2022

Date	Event
February 11	Q4 2021 results
April 28	Q1 2022 results
May 4	2022 AGM[1]
July 28	Q2 2022 results
October 27	Q3 2022 results

For further information, please contact

Press:	Investors:
Vivian Kobeh, Corporate Communications Director	Michel Morin, VP Investor Relations
+1 (786) 628-5300	+1 (786) 628-5270
press@millicom.com	investors@millicom.com

Yocasta Valdez, Group Manager Digital Media & Communications	Sarah Inmon, Director Investor Relations
+1 (305) 929-541	+1 (786) 628-5303
press@millicom.com	investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high- speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO. As of December 31, 2020, Millicom operating subsidiaries and joint ventures employed more than 21,000 people and provided mobile services to approximately 55 million customers, with a cable footprint of more than 12 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg. For more information, visit: millicom.com. Connect with Millicom on Twitter, Instagram, Facebook and LinkedIn.

1 The deadline for submitting additional items to the 2022 AGM is April 12, 2022.

Earnings Release Q3 2021

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about the spread of the COVID-19 virus and the impact it may have on Millicom's operations, the demand for Millicom's products and services, global supply chains and economic activity in general. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions and foreign exchange rate fluctuations as well as local economic conditions in the markets we serve;

•	potential disruption due to diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the recent outbreak of the COVID-19 virus and the ongoing efforts throughout the world to contain it;

•	telecommunications usage levels, including traffic and customer growth;

•	competitive forces, including pricing pressures, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability of spectrum and licenses, the level of tariffs, tax matters, the terms of interconnection, customer access and international settlement arrangements;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	relationships with key suppliers and costs of handsets and other equipment;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Registration Statement on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. To the extent COVID-19

Earnings Release Q3 2021

adversely affects Millicom's business and financial results, it may also have the effect of heightening many of the risks described in its filings.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Earnings Release Q3 2021

Non IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: non-IFRS service revenue, non-IFRS EBITDA, and non-IFRS Capex, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards, and are proforma for material changes in perimeter due to acquisitions and divestitures. The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with an additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provides them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Remuneration Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

EBITDA is operating profit excluding impairment losses, depreciation and amortization, and gains/losses on fixed asset disposals. In respect of the segments Latam or Africa it is shown after the allocation of Corporate Costs and inter-company eliminations.

EBITDA after Leases (EBITDAaL) represents EBITDA excluding lease interest and principal repayments.

EBITDA Margin represents EBITDA in relation to Revenue.

Proportionate EBITDA is the sum of the EBITDA in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom’s ownership stake in each country.

Organic growth represents year-on-year growth excluding the impact of changes in FX rates, perimeter, and accounting. Changes in perimeter are the result of acquisitions and divestitures. Results from divested assets are immediately removed from both periods, whereas the results from acquired assets are included in both periods at the beginning (January 1) of the first full calendar year of ownership.

Net debt is Debt and financial liabilities less cash and pledge and time deposits.

Net financial obligations is Net debt plus lease liabilities.

Proportionate financial obligations is the sum of the net financial obligations in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom’s ownership stake in each country.

Leverage is the ratio of net financial obligations over LTM (Last twelve month) EBITDA, proforma for acquisitions made during the last twelve months.

Earnings Release Q3 2021

Leverage after leases is the ratio of net debt over LTM (Last twelve month) EBITDA after leases, proforma for acquisitions made during the last twelve months.

Proportionate leverage is the ratio of proportionate net financial obligations over LTM proportionate EBITDA, proforma for acquisitions made during the last twelve months.

Proportionate leverage after leases is the ratio of proportionate net debt over LTM (Last twelve month) EBITDA after leases, proforma for acquisitions made during the last twelve months.

Capex is balance sheet capital expenditure excluding spectrum and license costs and lease capitalizations.

Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs.

Operating Cash Flow (OCF) is EBITDA less Capex.

Operating Free Cash Flow (OFCF) is OCF less changes in working capital and other non-cash items and taxes paid.

Equity Free Cash Flow (EFCF) is OFCF less finance charges paid (net), less advances for dividends to non-controlling interests, plus dividends received from joint ventures.

Equity Free Cash Flow after Leases (EFCFaL) is EFCF, less lease principal repayments.

Operating Profit After Tax displays the profit generated from the operations of the company after statutory taxes.

Return on Invested Capital (ROIC) is used to assess the Group’s efficiency at allocating the capital under its control to and is defined as Operating Profit After Tax, including Guatemala and Honduras as if fully consolidated, divided by the average invested Capital during the period.

Average Invested Capital is the capital invested in the company operation throughout the year and is calculated with the average of opening and closing balances of the total assets minus current liabilities (excluding debt, joint ventures, accrued interests, deferred and current tax, cash as well as investments and non-controlling interests), less assets and liabilities held for sale.

Underlying measures, such as Underlying service revenue, Underlying EBITDA, Underlying equity free cash flow, Underlying net debt, Underlying leverage, etc., include Guatemala and Honduras, as if fully consolidated.

Average Revenue per User per Month (ARPU) for our Mobile customers is (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call center, data and mobile virtual network operator, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our Home customers in our Latin America segment as (x) the total Home revenue (excluding equipment sales, TV advertising and equipment rental) for the period, divided by (y) the average number of customer relationships for the period, divided by (z) the number of months in the period. ARPU is not subject to a standard industry definition and our definition of ARPU may be different to other industry participants.

Please refer to our 2020 Annual Report for a list and description of non-IFRS measures.

Earnings Release Q3 2021

Non-IFRS Reconciliations

Reconciliation from Reported Growth to Organic Growth for the Latam segment1

Latam Segment ($ millions)	Revenue	Service Revenue	EBITDA	OCF
	Q3 2021	Q3 2021	Q3 2021	Q3 2021
A- Current period	1,548	1,427	622	335
B- Prior year period	1,445	1,318	581	362
C- Reported growth (A/B)	7.1%	8.2%	7.1%	(7.3)%
D- FX impact	(0.2)%	(0.2)%	(0.1)%	(0.1)%
E- Other*	(0.1)%	(0.1)%	(0.2)%	(1.1)%
F- Organic Growth (C-D-E)	7.4%	8.5%	7.4%	(6.1)%

Latam Segment ($ millions)	Revenue	Service Revenue	EBITDA	OCF
	9M 2021	9M 2021	9M 2021	9M 2021
A- Current period	4,623	4,258	1,881	1,187
B- Prior year period	4,309	3,984	1,725	1,142
C- Reported growth (A/B)	7.3%	6.9%	9.0%	3.9%
D- FX impact	(0.1)%	(0.1)%	(0.1)%	(0.1)%
E- Other*	(0.2)%	(0.1)%	0.1%	(0.1)%
F- Organic Growth (C-D-E)	7.5%	7.1%	9.0%	4.1%

*Organic growth is calculated by re-basing all periods to the budget FX rates of the current year. This creates small differences that are captured in "Other". EBITDA and OCF are calculated excluding the allocation of corporate costs to reflect operational growth and to align with how we manage the Latam segment, and this also creates small differences that are included in "other".

ARPU reconciliations

Latam Segment - Mobile ARPU Reconciliation	Q3 2021	Q3 2020	9M 2021	9M 2020
Mobile service revenue ($m)	840	790	2,509	2,383
Mobile Service revenue ($m) from non Tigo customers ($m) *	(8)	(7)	(21)	(26)
Mobile Service revenue ($m) from Tigo customers (A)	832	782	2,489	2,357
Mobile customers - end of period (000)	43,901	39,483	43,901	39,483
Mobile customers - average (000) (B) **	43,519	38,630	42,894	39,139
Mobile ARPU (USD/Month) (A/B/number of months)	6.4	6.8	6.4	6.7

* Refers to production services, MVNO, DVNO, equipment rental revenue, call center revenue, national roaming, equipment sales, visitor roaming, tower rental, DVNE, and other non-customer driven revenue.

** Average QoQ for the quarterly view is the average of the last quarter.

1 See Note 4 of our Unaudited Interim Condensed Consolidated Financial Statements for details on our segments.

Earnings Release Q3 2021

Latam Segment - Home ARPU Reconciliation	Q3 2021	Q3 2020	9M 2021	9M 2020
Home service revenue ($m)	416	371	1,238	1,122
Home service revenue ($m) from non Tigo customers ($m) *	(10)	(8)	(25)	(23)
Home service revenue ($m) from Tigo customers (A)	407	363	1,212	1,099
Customer Relationships - end of period (000) **	4,857	4,453	4,857	4,453
Customer Relationships - average (000) (B) ***	4,824	4,374	4,724	4,370
Home ARPU (USD/Month) (A/B/number of months)	28.1	27.7	28.5	27.9

* TV advertising, production services, equipment rental revenue, call center revenue, equipment sales and other non customer driven revenue.

** Represented by homes connected all technologies (HFC + Other Technologies + DTH & Wimax RGUs).

*** Average QoQ for the quarterly view is the average of the last quarter.

One-off Summary - Items above EBITDA only

2021	Q3 2021		9M 2021
($ millions)	Revenue	EBITDA	Revenue	EBITDA	Comment (Q3 2021)
Paraguay	—	—	(4)	(4)
Latam Total	—	—	(4)	(4)

2020	Q3 2020		9M 2020
($ millions)	Revenue	EBITDA	Revenue	EBITDA	Comment (Q3 2020)
Nicaragua	—	—	—	(8)
Latam Total	—	—	—	(8)

Foreign Exchange rates used to support FX impact calculations in the above Organic Growth reconciliations

		Average FX rate (vs. USD)					End of period FX rate (vs. USD)
		Q3 21	Q2 21	QoQ	Q3 20	YoY	Q3 21	Q2 21	QoQ	Q3 20	YoY
Bolivia	BOB	6.91	6.91	0.0%	6.91	0.0%	6.91	6.91	0.0%	6.91	0.0%
Colombia	COP	3,705	3,730	0.7%	3,784	2.2%	3,835	3,757	(2.0)%	3,879	1.2%
Costa Rica	CRC	621	619	(0.2)%	594	(4.3)%	630	622	(1.2)%	607	(3.7)%
Guatemala	GTQ	7.74	7.72	(0.2)%	7.73	(0.1)%	7.73	7.74	0.1%	7.79	0.7%
Honduras	HNL	24.07	24.06	0.0%	24.66	2.4%	24.17	23.95	(0.9)%	24.53	1.5%
Nicaragua	NIO	35.08	35.08	0.0%	34.47	(1.8)%	35.34	35.17	(0.5)%	34.60	(2.1)%
Paraguay	PYG	6,764	6,604	(2.4)%	6,921	2.3%	6,914	6,754	(2.3)%	6,990	1.1%
Tanzania	TZS	2,315	2,318	0.1%	2,317	0.1%	2,307	2,317	0.5%	2,319	0.5%

Earnings Release Q3 2021

Reconciliation of Net financial obligations to EBITDA to Proportionate net financial obligations to EBITDA as of September 30, 2021

Debt Information - September 30, 2021	Financial obligations			EBITDA	Leverage
$ millions	Gross	Cash	Net
Millicom Group (IFRS)	6,219	723	5,496	1,549
Plus: Guatemala	619	200	420	856
Plus: Honduras	381	61	320	265
Less: Corporate Costs	—	—	—	29
Underlying Millicom Group (Non-IFRS)	7,220	984	6,236	2,641	2.36x
Less: 50% Minority Stake in Colombia	501	49	452	225
Less: 45% Minority Stake in Guatemala	279	91	188	385
Less: 33% Minority Stake in Honduras	127	20	107	88
Less: 20% Minority Stake in Panama	194	16	179	54
Less: 1.5% Minority Stake in Tanzania	6	—	6	2
Proportionate Millicom Group (Non-IFRS)	6,113	808	5,305	1,887	2.81x

Capex Reconciliation

Capex Reconciliation	Q3 2021	Q3 2020	9M 2021	9M 2020
Consolidated:
Additions to property, plant and equipment	189	149	450	388
Additions to licenses and other intangibles	64	34	98	497
Of which spectrum and license costs	24	7	10	427
Total consolidated additions	253	182	548	885
Of which capital expenditures related to corporate offices	3	1	7	6

Latin America Segment	Q3 2021	Q3 2020	9M 2021	9M 2020
Additions to property, plant and equipment	238	188	589	499
Additions to licenses and other intangibles	80	38	136	594
Of which spectrum and license costs	30	7	31	510
Latin America Segment total additions (Underlying)	317	227	725	1,093
Capex excluding spectrum and license costs	287	220	694	583

Earnings Release Q3 2021

Africa Segment	Q3 2021	Q3 2020	9M 2021	9M 2020
Additions to property, plant and equipment	11	11	25	28
Additions to licenses and other intangibles	—	—	—	—
Of which spectrum and license costs	—	—	—	—
Africa Segment total additions	11	11	25	28
Capex excluding spectrum and license costs	11	11	25	28

Underlying Capex	Q3 2021	Q3 2020	9M 2021	9M 2020
Latam capex excluding spectrum and license cost	287	220	694	583
Africa capex excluding spectrum and license cost	11	11	25	28
Capital expenditures related to corporate offices	3	1	7	6
Underlying capex excluding spectrum and license costs	300	231	726	618

Equity Free Cash Flow Reconciliation

Cash Flow Data	Q3 2021	Q3 2020	9M 2021	9M 2020
Net cash provided by operating activities	237	201	516	525
Purchase of property, plant and equipment	(149)	(138)	(479)	(440)
Proceeds from sale of property, plant and equipment	2	5	6	6
Purchase of intangible assets	(29)	(35)	(132)	(201)
Proceeds from sale of intangible assets	—	—	—	—
Purchase of spectrum and licenses	4	4	25	95
Finance charges paid, net	125	147	376	416
Operating free cash flow	189	183	313	400
Interest (paid), net	(125)	(147)	(376)	(416)
Free cash flow	64	36	(63)	(16)
Dividends received from joint ventures (Guatemala and Honduras)	—	9	13	67
Dividends paid to non-controlling interests	—	(3)	(6)	(5)
Equity free cash flow	64	42	(56)	46
Lease Principal Repayments	(28)	(30)	(90)	(83)
Equity free cash flow after leases	36	12	(146)	(37)

OCF (EBITDA- Capex) Reconciliation

Latam OCF Underlying	Q3 2021	Q3 2020	9M 2021	9M 2020
Latam EBITDA	622	581	1,881	1,725
(-) Capex (Ex. Spectrum)	287	220	694	583
Latam OCF	335	362	1,187	1,142

Earnings Release Q3 2021

Africa OCF	Q3 2021	Q3 2020	9M 2021	9M 2020
Africa EBITDA	26	32	87	91
(-) Capex (Ex. Spectrum)	11	11	25	28
Africa OCF	15	22	61	63

Corporate OCF	Q3 2021	Q3 2020	9M 2021	9M 2021
Corporate EBITDA	2	(1)	2	(2)
(-) Capex (Ex. Spectrum)	3	1	7	6
Corporate OCF	(1)	(2)	(5)	(8)

Underlying OCF	Q3 2021	Q3 2020	9M 2021	9M 2020
Underlying EBITDA	650	613	1,969	1,815
(-) Capex (Ex. Spectrum)	300	231	726	618
Underlying OCF	350	381	1,243	1,197

Interest Expense Reconciliation

Interest ($ millions)	Q3 2021	Q3 2020	9M 2021	9M 2020
Interest expense	(80)	(93)	(247)	(288)
Interest expense on leases	(19)	(39)	(94)	(117)
Loan Redemption expense	—	—	(5)	—
Other	(13)	(9)	(42)	(52)
Total financial expenses	(112)	(141)	(389)	(457)
Interest income	17	1	22	8
Net financial expenses	(95)	(140)	(367)	(448)

Earnings Release Q3 2021

Underlying Interest ($ millions)	Q3 2021	Q3 2020	9M 2021	9M 2020
Interest expense on bonds and bank financing	(88)	(119)	(271)	(352)
Interest expense on leases	(25)	(45)	(113)	(137)
Loan Redemption expense	—	(18)	(5)	(18)
Other	(24)	(21)	(63)	(67)
Total financial expenses	(137)	(204)	(452)	(575)
Interest income	17	3	22	16
Net financial expenses	(121)	(200)	(430)	(559)

Amortization Expense Detail

Amortization Expense* ($ millions)	Q3 2021	Q3 2020	9M 2021	9M 2020
Licenses and Spectrum	(18)	(19)	(55)	(48)
Related to acquisitions	(12)	(35)	(104)	(114)
Other items	(28)	(34)	(80)	(83)
Total Amortization	(57)	(88)	(239)	(244)

*Amortization expense related to Guatemala and Honduras was $33 million in Q3 2021 and $102 million in 9M 2021, and $34 million in Q3 2020 and $100 million in 9M 2020.

Earnings Release Q3 2021

Guatemala and Honduras Financial Information (unaudited)

Until 2015, Millicom group results included Guatemala and Honduras on a 100% consolidation basis. Since 2016, these businesses are treated as joint ventures and are consolidated using the equity method. To aid investors to better track the evolution of the company’s performance over time, we provide the following indicative unaudited financial statement data for the Millicom group as if our Guatemala and Honduras joint ventures had been fully consolidated.

Income statement data Q3 2021	Millicom (IFRS)	Guatemala and Honduras JVs	Eliminations	Underlying (non-IFRS)
($millions)
Revenue	1,093	541	—	1,634
Cost of sales	(313)	(120)	—	(432)
Gross profit	780	421	—	1,201
Operating expenses	(400)	(151)	—	(551)
EBITDA	380	270	—	650
EBITDA margin	34.8%	50.0%	—	39.8%
Depreciation & amortization	(269)	(112)	—	(381)
Share of net profit in joint ventures	56	—	(56)	—
Other operating income (expenses), net	29	—	—	28
Operating profit	197	158	(56)	298
Net financial expenses	(95)	(25)	—	(121)
Other non-operating income (expenses), net	(20)	(3)	—	(23)
Gains (losses) from associates	(35)	—	—	(35)
Profit (loss) before tax	46	130	(56)	120
Net tax credit (charge)	(42)	(26)	—	(68)
Profit (loss) for the period	4	104	(56)	52
Non-controlling interests	1	(48)	—	(47)
Profit (loss) from discontinued operations	—	—	—	—
Net profit (loss) for the period	5	56	(56)	5

Earnings Release Q3 2021

Income statement data 9M 2021	Millicom (IFRS)	Guatemala and Honduras JVs	Eliminations	Underlying (non-IFRS)
($millions)
Revenue	3,270	1,614	—	4,885
Cost of sales	(928)	(356)	—	(1,284)
Gross profit	2,343	1,258	—	3,601
Operating expenses	(1,193)	(439)	—	(1,632)
EBITDA	1,149	820	—	1,969
EBITDA margin	35.1%	50.8%	—	40.3%
Depreciation & amortization	(879)	(338)	—	(1,217)
Share of net profit in joint ventures	185	—	(185)	—
Other operating income (expenses), net	(8)	—	—	(8)
Operating profit	447	482	(185)	744
Net financial expenses	(367)	(63)	—	(430)
Other non-operating income (expenses), net	(37)	3	—	(34)
Gains (losses) from associates	(38)	—	—	(38)
Profit (loss) before tax	4	423	(185)	242
Net tax credit (charge)	(84)	(86)	—	(170)
Profit (loss) for the period	(80)	336	(185)	71
Non-controlling interests	28	(151)	—	(124)
Profit (loss) from discontinued operations	—	—	—	—
Net profit (loss) for the period	(53)	185	(185)	(53)

Earnings Release Q3 2021

Balance Sheet data ($ millions)	Millicom IFRS	Guatemala and Honduras JVs	Underlying (non-IFRS)
Assets
Intangible assets, net	3,201	2,770	5,971
Property, plant and equipment, net	2,549	855	3,405
Right of Use Assets	805	241	1,046
Investments in joint ventures and associates	2,619	(2,596)	23
Other non-current assets	336	3	339
Total non-current assets	9,511	1,273	10,784
Inventories, net	55	48	103
Trade receivables, net	352	86	438
Other current assets	576	184	760
Restricted cash	183	19	202
Cash and cash equivalents	723	257	980
Total current assets	1,889	594	2,483
Assets held for sale	—	—	—
Total assets	11,400	1,867	13,267

Equity and liabilities
Equity attributable to owners of the Company	1,966	(50)	1,916
Non-controlling interests	179	444	623
Total equity	2,145	394	2,540
Debt and financing	5,994	942	6,937
Other non-current liabilities	962	140	1,101
Total non-current liabilities	6,956	1,082	8,038
Debt and financing	225	59	283
Other current liabilities	2,074	332	2,406
Total current liabilities	2,299	390	2,689
Liabilities directly associated with assets held for sale	—	—	—
Total liabilities	9,255	1,472	10,727
Total equity and liabilities	11,400	1,867	13,267

Earnings Release Q3 2021

Cash Flow Data 9M 2021	Millicom IFRS	Guatemala and Honduras JVs	Underlying (non-IFRS)
($millions)
Profit (loss) before taxes from continuing operations	4	238	242
Profit (loss) for the period from discontinued operations	—	—	—
Profit (loss) before taxes	3	238	241
Net cash provided by operating activities (incl. discontinued ops)	516	678	1,194
Net cash used in investing activities (incl. discontinued ops)	(395)	(286)	(681)
Net cash from (used by) financing activities (incl. discontinued ops)	(265)	(383)	(647)
Exchange impact on cash and cash equivalents, net	(9)	—	(9)
Net (decrease) increase in cash and cash equivalents	(152)	10	(142)
Cash and cash equivalents at the beginning of the period	875	247	1,122
Effect of cash in disposal group held for sale	—	—	—
Cash and cash equivalents at the end of the period	723	257	980

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 12:00 CET on October 28, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: October 28, 2021